Filed pursuant to Rule 424(b)(3)

Registration No. 333-291832

Prospectus Supplement No. 9

(To Prospectus dated December 11, 2025)

Jupiter Neurosciences, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated December 11, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-291832) and is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Shares of our common stock, par value $0.0001 per share (our “Common Stock”), are listed on The Nasdaq Stock Market, LLC under the symbol “JUNS.” On July 24, 2026, the closing price of our Common Stock was $0.1210 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 27, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2026

JUPITER NEUROSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

delaware	001-41265	47-4828381
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11621 Kew Gardens Avenue, Suite 210
Palm Beach Gardens, FL	33410
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 406-6154

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A-2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	JUNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

Jupiter Neurosciences, Inc. (“Jupiter” or the “Company”) held its 2026 Annual Meeting of Stockholders (the “Annual Meeting”) on July 22, 2026. In connection with the Annual Meeting, proxies were solicited pursuant to the Securities Exchange Act of 1934, as amended. At the close of business on June 15, 2026, the record date for the Annual Meeting (the “Record Date”), there were 48,224,110 shares of common stock issued and outstanding, which constituted all of the issued and outstanding capital stock of the Company as of the Record Date.

At the Annual Meeting, 28,456,277 of the Company’s 48,224,110 outstanding shares of common stock entitled to vote as of the Record Date, or approximately 59%, were represented by proxy or in person (virtually), and, therefore, a quorum was present. The following are the voting results for the items of business considered and voted upon at the Annual Meeting, all of which were described in Jupiter’s Notice of 2026 Annual Meeting of Stockholders and Proxy Statement, filed with the Securities and Exchange Commission on June 22, 2026, as amended.

1.	The stockholders elected each of Jupiter’s seven director nominees, each to serve until the 2027 annual meeting of stockholders and until their respective successors are duly elected and qualified. In connection with his appointment, Dr. Andrew J. Cutler was also appointed to serve as a member of the Compensation Committee of our board of directors (the “Board”), effective on the same date as his appointment to the Board. The vote tabulation with respect to the nominees was as follows:

NOMINEE	VOTES FOR	AUTHORITY WITHHELD	BROKER NON-VOTES
Christer Rosén	18,867,403	209,747	9,379,127
Marshall Hayward, Ph.D.	18,919,082	158,068	9,379,127
Alison D. Silva	18,864,702	212,448	9,379,127
Nicholas H. Hemmerly	18,869,256	207,894	9,379,127
Tomas J. Philipson	18,923,747	153,403	9,379,127
Andrew J. Cutler, M.D.	18,899,261	177,889	9,379,127
Holger Weis	18,920,866	156,284	9,379,127

2.	The selection of Cherry Bekaert LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 was ratified. The results of the vote were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON-VOTES
28,070,928	286,851	98,498	0

3.	The stockholders approved an amendment to our 2025 Equity Incentive Plan (the “2025 Plan”) to increase the number shares of common stock available for sale under the 2025 Plan by 5,250,000 shares of common stock. The results of the vote were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON-VOTES
16,518,361	2,416,038	142,751	9,379,127

4.	The stockholders approved an amendment to our certificate of incorporation to effect a reverse stock split at a ratio not less than 1:10 and not more than 1:100 (the “Reverse Stock Split”), such ratio and the implementation and timing of such Reverse Stock Split to be determined in the discretion of our Board. The results of the vote were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON-VOTES
24,398,822	4,008,323	49,132	0

Item 8.01. Other Events

As previously disclosed, in connection with the Company’s Standby Equity Purchase Agreement dated October 24, 2025 (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company has the right, but not the obligation, to issue and sell to Yorkville, from time to time, up to $20.0 million of shares of its common stock (the “SEPA Shares”), Yorkville provided the Company with advance funds of $6.0 million funded in two tranches (each a “Prepaid Advance”), in exchange for its issuance of convertible promissory notes (each, a “Convertible Note” and collectively, the “Convertible Notes”). Each Prepaid Advance is expected to be repaid through the issuance of SEPA Shares at a price per share determined in accordance with the terms of the SEPA, which is generally based on a discount to the prevailing market price of our common stock during a specified pricing period, unless earlier repaid in cash at our option, subject to the terms of the SEPA. Accordingly, the number of SEPA Shares issuable upon settlement of any Prepaid Advance will depend on the market price of our common stock at the time of such settlement and cannot be determined at the time such Prepaid Advance is made or thereafter until settlement. On October 27, 2025, the Company received the first tranche of the Prepaid Advance in the amount of $3,720,000 and issued to Yorkville a Convertible Note in the principal amount of $4.0 million (the “First Convertible Note”), which was issued with an original issue discount of 7.0%. The First Convertible Note is initially convertible into shares of the Company’s common stock at a fixed conversion price of $1.50 per share. Subsequently, upon satisfaction of the applicable conditions, on December 23, 2025 the Company received the second tranche of the Prepaid Advance in the amount of $1,860,000 and issued to Yorkville a Convertible Note in the principal amount of $2.0 million (the “Second Convertible Note” and, together with the First Convertible Note, the “Convertible Notes”), which was issued with an original issue discount of 7.0% and is initially convertible into shares of our common stock at a fixed conversion price of $1.50 per share.

As of the date of this Current Report on Form 8-K, approximately $1.5 million aggregate principal amount of the Convertible Notes remains outstanding. The Company has issued and sold approximately 12.5 million SEPA Shares to Yorkville pursuant to the SEPA, including SEPA Shares issued in connection with the settlement of Prepaid Advances and upon conversion of the Convertible Notes, for aggregate net proceeds to the Company of approximately $4.1 million. We may continue to issue SEPA Shares to Yorkville pursuant to the SEPA, including in connection with any outstanding or future Prepaid Advances or conversions of Convertible Notes, subject to the terms and conditions of the SEPA.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock, nor shall there be any sale of shares of common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Index of Exhibits.

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER NEUROSCIENCES, INC.

By:	/s/ Christer Rosén
Christer Rosén
Chief Executive Officer

Date: July 27, 2026